SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes’ Combined Fleet Reaches 100 Aircraft With Delivery of New Boeing 737-800 SFP

São Paulo, October 30, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announces the delivery of the 100th aircraft in its combined fleet (GOL Transportes Aéreos and VRG Linhas Aéreas). The new Boeing 737-800 SFP (Short Field Performance) will be used on flights operated by GOL Transportes Aéreos.

“The delivery of the 100th aircraft is a significant milestone in our history,” says Fernando Rockert de Magalhães, GOL’s Vice-President – Technical. “In addition to further reducing costs, new aircraft are essential to serving our expanding route network and the increasing demand for our services.”

Boeing developed the 737-800 SFP specifically for operations at two of Brazil’s busiest airports: Congonhas Airport in São Paulo and Santos Dumont Airport in Rio de Janeiro, which has one of the shortest runways in the world. The SFPs are also equipped with winglets, a technology that improves aircraft performance during takeoff and affords fuel savings of more than 3 percent per year. All Boeing 737 model aircraft adhere to international safety rules and are certified by U.S. and Brazilian authorities to take-off and land on short runways.

“Our main concern is providing customers with a high-quality, safe way to travel throughout Brazil, South America and, with the addition of VRG, new markets in Europe and North America,” adds Rockert. “We’re constantly working to develop innovative solutions that ensure we’re offering our customers the best service in the market.”

The 737-800 SFPs also include internal alterations that have increased seat capacity by nearly 30 percent on São Paulo – Rio de Janeiro shuttle route: SFPs seat 187 passengers compared to 141 seats on the competition’s largest aircraft to land at Santos Dumont.

GOL Linhas Aéreas Inteligentes’ standardized fleet of Boeing 737 and 767 aircraft is one of Latin America’s largest and youngest, with an average age of seven years. In 2007 alone, GOL Linhas Aéreas Inteligentes’ combined fleet grew 50 percent, including a 44 percent increase in VRG’s fleet. Operating a young, modern fleet provides cost reductions in maintenance and training expenses, which allows GOL Linhas Aéreas Inteligentes to operate at 14 block hours per day, one of the highest aircraft utilization rates in the world. GOL Linhas Aéreas Inteligentes’ estimated CASK for 737s and 767s is 14 cents and 12 cents, respectively.

In October 2006, GOL Linhas Aéreas Inteligentes increased the total number of aircraft on order with Boeing to 121 Next Generation 737-800 aircraft (87 firm orders and 34 options), making this order the largest contract between Boeing and a Latin American company. By year-end, GOL Linhas Aéreas Inteligentes’ combined fleet will be comprised of 103 aircraft and 112 aircraft by the end of 2008.

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any

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other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 58 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300-115-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 22 daily flights to seven international destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003-7000 in Brazil, 54 11 4329 9211 in Buenos Aires (Monday - Friday), 0810 32182744 in other areas of Argentina (Monday - Friday), or 54 11 5480 8017 9 in all areas of Argentina (Saturday - Sunday and Holidays), 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Corporate Communications	Investor Relations
Ph: (5511) 3169 6967	Ph: (5511) 3169 6800
E-mail: comcorp@golnaweb.com.br	E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and A.	Edelman; G. Juncadella and M. Smith
Michelacci	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail:gabriela.juncadella@edelman.com;
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
alexandre.michelacci@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.